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Len Mills
April 27 at 7:54 AM ·

We love all investors of any size. That's why we wanted to give you all a chance to invest in our electric trucks. Check out our "Friends Invest First" Crowdfunding.



WEFUNDER.COM

Invest in SOZ EV: One-stop leasing, repower, maintenance, and charging for commercial EV trucks.

Dan Mills, Rob Wolf and 10 others — 1 Comment

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Re: Follow-ups from Verte OZ, SOZ

Leonard Mills

Tue 5/3/2022 1:10 PM

To: Lauren Obermueller <lauren@e2investing.com>;Ivan Griffin <Ivan@alt-cap.org>

Thanks Lauren for the update. And great to meet you Ivan.

Sorry for the delay in getting back to you and Ivan. We have been busy getting the business more fully underway there in Kansas City.

Ivan -- We are looking for co-investors as discussed below. I would welcome the opportunity to provide you with more details.

Our actual fundraising offerings have been among our recent activities. We have two offerings related to the business and another one with business affiliate.

1. We decided to use a smaller crowdfunding Reg C offering (revenue sharing) to allow small investors in Kansas City participate. Residents in the area can invest in a local business and build wealth in the community. We use the Wefunder platform for this. See Invest in SOZ EV: One-stop leasing, repower, maintenance, and charging for commercial EV trucks. | Wefunder, Home of the Community Round



Invest in SOZ EV: One-stop leasing, repower, maintenance, and charging for commercial EV trucks.

wefunder.com

2. We also have a private placement (Reg D) offering for accredited investors. The terms have not been finalized but is likely to be a Simple Agreement for Future Equity with 20% discount and $5 million cap. We will have a private placement term sheet in the next week or so. In the meantime, the SOZ website has some business information. Home (sozev.com)

SOZ ELECTRIC VEHICLES

Home [sozev.com]

Medium-duty EV trucks ready for sales and leasing, reducing your up-front costs.

sozev.com

3. We are renting space at 1600 Oakland Avenue with an affiliated company, Smith EV. This investment could either be a direct investment in Smith EV or indirect through SOZ. The building is available for sale and needs substantial improvements. But the location is great from a

NMTC/OZ tax perspective and from a business logistics standpoint. The building also has significant historical significance and probably eligible for historic tax credits as well. They will need both debt and equity financing. The Smith EV website and a google map of the location are below. Smith EV is committed to staying in an Opportunity Zone in KC as well. The overlap between NMTC and OZ eligibility has been useful in two other investments that we have made in other areas.

Smith Electric Vehicles - Smith Electric Vehicles (smithev.com)

SMITH

Smith Electric Vehicles - Smith Electric Vehicles

Smith Electric Vehicles manufactures and markets zero-emission commercial electric vehicles that are designed to be a superior alternative to traditional diesel trucks and provide a lower total cost of ownership.

www.smithev.com

https://goo.gl/maps/BPb2CLDtuMvgsbhN6

Leonard Mills, PhD, CFA, CQF

p: 301-651-4809
e: lomills@pianalytics.net
c: Schedule Time to Meet
s: Verte Opportunity Fund
l: LinkedIn

From: Lauren Obermueller <lauren@e2investing.com>
Sent: Friday, March 25, 2022 11:07 AM
To: Leonard Mills <lomills@pianalytics.net>
Cc: Ivan Griffin <Ivan@alt-cap.org>
Subject: Fw: Follow-ups from Verte OZ, SOZ

Hi Len,

We met this week to finalize our investment pipeline and unfortunately, this project isn't going to fit into our current criteria.

If you are still looking for a local funding partner, I have cc'd Ivan Griffin on this email. Ivan is a Business Development Officer at our sister organization, AltCap. AltCap is a CDFI that provides business lending

and New Markets Tax Credits.

I am excited to see how SOZ grows, and please keep us in mind for future projects here in KC.

Thanks!

Lauren Obermueller
Associate Director of Impact Investments
e lauren@e2investing.com
p (816) 683-4859

equity²
3200 Wayne Avenue, Kansas City, MO 64109
www.e2investing.com

From: Leonard Mills <lomills@pianalytics.net>
Sent: Tuesday, February 1, 2022 2:56 PM
To: Lauren Obermueller <lauren@e2investing.com>
Subject: Follow-ups from Verte OZ, SOZ

Hi Lauren,

Thank you for the call this afternoon. I am sending followups that we discussed.

- SOZ EV Deck. It is a little out of date in some dated references to Maryland and Exelon in mid-2021 because that was where we were presenting. Since then, we have decided that our location is in Kansas City. That is where the truck that we spoke of is. We are also 2 quarters behind schedule.
- Verte OZ Introduction. This is about the QOF. We have made 12 investments, the latest is uplift solar which was last week and not in the this deck yet. The video I mentioned is here. America's Top Project - OpportunityZone.com. We are at the bottom of the page.

Any connections to those non-profits (Sleepy Head Beds, Cultivate KC, Kanabe (sp?) Markets) who may be interested in helping us demo the truck around town would be awesome as well. The truck photos are here: Gallery | SOZ EV . That's me in the blue shirt in one of the pictures.

And of course, small co-investors.

I'd like to follow-up in a week or so if that is OK.

Thanks again. Len

Leonard Mills, PhD, CFA, CQF

p: 301-651-4809
e: lomills@pianalytics.net
c: Schedule Time to Meet
s: Verte Opportunity Fund
l: LinkedIn

A. Crowdfunding Debt (SEC Reg CF) Offering for Any Investor (limited size)

- Wefunder Portal
- Minimum investment ($100)
- Revenue-sharing Debt Offering
- The "Friends" round closes Oct 31 and has a 3.3x payback multiple. Investor receives their pro-rata share of 10% of SOZ revenues until they are paid back 3.3 times their investment amount. We hit that multiple at about 80 conversion kits with an average selling price of $100,000. Once the multiple is hit, the debt is paid off.
- The Demo truck will be completed about Nov 1, at which time the offering will switch to the "Public" CF offering that offers a 3.0x payback multiple.

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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